Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

Lima, Enero 5th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Estimados señores:

SUPPL

Cumplimos con informarles que el día de hoy se ha procedido al cierre del Contrato de Transferencia de Acciones suscrito con los accionistas de Mega Caucho y Representaciones S.A.C., con fecha 30 de noviembre de 2006, habiéndose pagado del precio estipulado en dicho contrato a la fecha de cierre, quedando únicamente pendiente de pago el valor que resulte del ajuste del precio de los activos fijos e inventario al 31 de diciembre de 2006, según lo acordado.

Ferreyros S.A.A. ha recibido el certificado de acciones N° 8, emitido a su nombre, por la transferencia de la totalidad de las acciones emitidas por Mega Caucho y Representaciones S.A.C. (5,000 acciones).

Atentamente,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

T 511 336 7070
F 511 336 8331

Lima, January 9th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of December 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

www.ferreyros.com.pe

FERREYROS S.A.A.

20070109 10:46:41 GFACP113

RELACION DE ACCIONISTAS

Pag. 1

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20510398158	RI - FONDO 2	28,861,748	1.1000	11.171136
2	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	25,857,887	1.1000	10.008472
3	R	20143980821	HO-FONDO 2	21,827,760	1.1000	8.448583
4	R	20157036794	IN - FONDO 2	17,987,591	1.1000	6.962220
5	*	038013580	HORSESHOE BAY LIMITED	16,700,420	1.1000	6.464011
6	R	20142829551	PR - FONDO 2	15,966,699	1.1000	6.180020
7	R	20510398158	RI - FONDO 3	12,907,719	1.1000	4.996021
8	E	08191212	MONTERO ARAMBURU EDUARDO	12,710,999	1.1000	4.919879
9	*	027012415	HYBISCUS CAPITAL LTD.	7,867,697	1.1000	3.045246
10	R	20100228352	CORPORACION CERVESUR S.A.A.	7,850,007	1.1000	3.038399
11	R	20137909813	ÑORTENSIA S.A.	7,742,005	1.1000	2.996596
12	*	021015391	DUCKTOWN HOLDINGS S.A.	6,823,342	1.1000	2.641021
13	R	20142829551	PR - FONDO 3	6,650,048	1.1000	2.573946
14	R	20215376916	BUSLETT S.A.	5,586,946	1.1000	2.162466
15	R	20100136741	MINSUR S.A.	4,433,580	1.1000	1.716047
16	R	20157036794	IN - FONDO 3	4,037,849	1.1000	1.562877
17	R	20171049262	INVERSIONES VARESLI S.A.	3,872,778	1.1000	1.498985
18	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	2,918,889	1.1000	1.129776
19	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,799,049	1.1000	1.083391
20	R	20111691631	GONDOMAR S.A.	2,502,358	1.1000	0.968555
21	R	20468451451	TRANSACCIONES FINANCIERAS	2,109,545	1.1000	0.816514
22	R	20100047218	BANCO DE CREDITO DEL PERU	2,041,941	1.1000	0.790347
23	E	08243243	ARAMBURU DE MONTERO BLANCA	1,905,392	1.1000	0.737495
24	R	20510398158	RI - FONDO 1	1,878,561	1.1000	0.727110
25	R	20143980821	HO-FONDO 3	1,640,548	1.1000	0.634985
26	E	07277264	ESPINOSA BEDOYA OSCAR	1,383,717	1.1000	0.535577
27	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,371,110	1.1000	0.530697
28	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,300,000	1.1000	0.503174